GSI Group Corporation

125 Middlesex Turnpike

Bedford, MA 01730

July 19, 2010

VIA EDGAR

Mr. Tim Buchmiller

Securities and Exchange Commission

Division of Corporation Finance/AD10

100 F Street, NE

Mail Stop 3030

Washington, DC 20549-3030

Re:	APPLICATION FOR QUALIFICATION OF INDENTURE ON FORM T-3 (REGISTRATION NO. 022-28929) (“FORM T-3”) OF GSI GROUP CORPORATION (THE “ISSUER”) AND ITS CO-APPLICANTS: GSI GROUP INC., EXCEL TECHNOLOGY, INC., CAMBRIDGE TECHNOLOGY, INC., CONTINUUM ELECTRO-OPTICS, INC., CONTROL LASER CORPORATION, THE OPTICAL CORPORATION, PHOTO RESEARCH, INC., QUANTRONIX CORPORATION, SYNRAD, INC., MICROE SYSTEMS CORP. AND MES INTERNATIONAL INC. (SUCH CO-APPLICANTS, COLLECTIVELY, THE “GUARANTORS”)

Dear Mr. Buchmiller:

The undersigned Issuer and Guarantors respectfully request that the Securities and Exchange Commission (the “Commission”), acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, enter an appropriate order declaring the above captioned Form T-3 effective as of 5:00 p.m. Eastern Standard Time on Tuesday, July 20, 2010, or as soon thereafter as practicable.

The Issuer and the Guarantors acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Issuer or the Guarantors from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Issuer and the Guarantor may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

By requesting acceleration hereunder, the Issuer and the Guarantors acknowledge that they are aware of their responsibilities under the Securities Act of 1933, as amended, and the Trust Indenture Act of 1939, as amended, as they relate the securities to be issued pursuant to the indenture specified in the above-captioned Form T-3. Please contact the Issuer’s legal counsel, Lan Marinelli, Esq., at (617) 856-8136 once the Commission has made its decision regarding this request for acceleration.

Very truly yours,

GSI GROUP CORPORATION, as Issuer GSI GROUP INC., as Guarantor MES INTERNATIONAL INC., as Guarantor

By:	/s/ Michael Katzenstein
Name: Michael Katzenstein
Title: In his capacity as Chief Restructuring Officer of the above-named companies

EXCEL TECHNOLOGY, INC.

CAMBRIDGE TECHNOLOGY, INC.

CONTINUUM ELECTRO-OPTICS, INC.

CONTROL LASER CORPORATION

THE OPTICAL CORPORATION

PHOTO RESEARCH, INC.

QUANTRONIX CORPORATION

SYNRAD, INC.

MICROE SYSTEMS CORP.

Each of the above, as a Guarantor

By:	/s/ Anthony Bellantuoni
Name: Anthony Bellantuoni
Title: In his capacity as Secretary or Assistant Secretary of the above-named companies